April 9, 2008


Via Edgar and Overnight Courier
_______________________________

Mr. Terence O'Brien
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:         NIKE, Inc.
            Form 10-K, for the year ended May 31, 2007
            File No. 001-10635

Dear Mr. O'Brien:

     We are responding to the comments contained in the Staff's letter dated March 3, 2008 to our Form 10-K for the year ended May 31, 2007 (the "comment letter"). Each of the numbered responses below corresponds to the Staff's numbered comments included in the comment letter.

Form 10-K for the year ended May 31, 2007
_________________________________________

Executive Compensation
______________________
Definitive Proxy Statement on Schedule 14A filed on August 3, 2007
__________________________________________________________________
General
_______


     1. We note that the Compensation Discussion and Analysis section follows the Executive Compensation discussion starting with the summary compensation table on page 15. Please note that the Commission has stated that the CD&A is meant to be a narrative overview that puts into perspective the numbers and narrative that follow it. In future filings we suggest that the Compensation Discussion and Analysis discussion precedes the tabular disclosure of the compensation discussion. In this regard, please also see the Staff Observations in the Review of Executive Compensation, available in the Corporation Finance section of our website.


We will make this change in our next proxy statement.


Item 7.  Management's Discussion and Analysis of Financial Condition
____________________________________________________________________
and Results of Operations, page 22.
___________________________________

     2. In future filings, please consider expanding your MD&A to provide more background understanding, quantified data and forward-looking information. The following list is not intended to address each area of expanded analysis, but only presents several examples:

           - Discuss your views about the underlying reasons that U.S. Region unit sales growth has slowed, and your views about the near and middle term prospects in this regard. If material, quantification and discussions about particular products, incentives, and discounts may be helpful.

           - Provide more detail about the increase in off-price and lower priced kids products and how you see this trend developing.

           - Provide more details about the increase in closeouts and sales discounts, and your views about whether this represents a market trend, general economic conditions, or some other development.

           - Provide more consistent quantified data by country or sub-region.

     We are committed to providing information that establishes a basis for understanding the key drivers of our business and, to the extent they exist and we are able to identify and quantify them, trends that are relevant to understanding our future business outlook. In future filings we will consider expanding the information provided in the MD&A to incorporate background information, consistent and/or quantified data and forward-looking information where we are able to identify material trends that we believe would be helpful to the reader.


Potential Payments Upon Termination or Change In Control, page 24.
__________________________________________________________________
Change in Control Compensation?Acceleration of Equity Awards, page 24.
______________________________________________________________________

     3. In accordance with Item 402(b)(2)(xi) of Regulation S-K, please provide the rationale for providing a single trigger for payments in the event of a change in control.

We will discuss the rationale for the trigger on payments in the event of a change in control in our next proxy statement.


Compensation Discussion and Analysis, page 28.
______________________________________________
Objectives and Elements of Our Compensation Program, page 28.
_____________________________________________________________

     4. We note that your discussion does not seem to address how the amounts paid or awarded under one compensation element affected the decisions you made regarding amounts paid or awarded under other compensation elements. Consistent with
         Item 402(b)(1)(vi) of Regulation S-K, in future filings please place in context how and why the determinations made by the compensation committee with regard to one compensation element may or may not have influenced decisions the compensation committee made with respect to other compensation elements it considered or awarded. For example, discuss any policies you have in place for allocating between currently paid and long-term compensation and between cash and equity compensation.

We will address this in our next proxy statement.


Performance-Based Stock Options, page 33.
_________________________________________

     5. In future filings, please disclose how the compensation committee determines the number of stock options to be granted to each named executive officer and why such numbers are considered appropriate.

We will address this in our next proxy statement.


Note 17-Operating Segments and Related Information, page 73.
____________________________________________________________


     Regarding the requirements of paragraph 38 of SFAS 131, we believe there are no unusual qualitative factors related to any individual foreign country revenues, assets or operating profits that would require disclosure outside of general quantitative materiality guidelines. Thus in relation to SFAS 131, we provide the following:

Revenues
________

     Revenues attributable to the United States represented 47% of our total consolidated revenues for the year ended May 31, 2007, and we disclosed them. We also disclose material foreign revenues by geographic areas based on our reportable segments. We do not believe revenues attributable to any individual foreign country are material to our consolidated results of operations. As we have a broad base of revenues, the countries that represented the next largest percentage of revenues during the year ended May 31, 2007 were the United Kingdom, Japan and China, which each accounted for approximately 5% of consolidated revenues. We do not believe this amount of revenues is significant enough to warrant individual country disclosure.

Long-lived Assets
_________________

Information regarding long-lived assets by broad geographic area is disclosed based on our reportable segments. The majority of our long-lived assets reside in the United States and represent Nike-owned distribution centers and associated equipment and IT systems, and our world headquarters in Oregon and associated furniture, fixtures and IT systems. Long-lived assets in the United States represent 59% of our consolidated property, plant and equipment, net as of May 31, 2007, and
is disclosed.   The next largest concentration of long-lived assets is
in Japan where we own a distribution center and the related equipment, IT systems, furniture, and fixtures for our operations, which represents 16% of Nike's consolidated long-lived assets, and is disclosed. Total long-lived assets in Belgium (where again we own and operate a distribution center for our Europe, Middle East and Africa geographic region) represent approximately 12% of Nike's total long-lived assets. We will disclose the value of long-lived assets located in Belgium in future filings. No other individual country currently represents more than 5% of total long-lived assets, as we primarily lease our office space and utilize third party distribution centers.
We will continue to evaluate the value of our long-lived assets by country and consider expanding the information provided in our disclosure as the concentration of our long lived assets by country changes.


Exhibits.
_________

     7. In future filings please ensure that all of your exhibits are filed or incorporated by reference in accordance with Item 10(d) of Regulation S-K.

     We have reviewed the exhibits filed or incorporated by reference in our 10-K for the year ended May 31, 2007, and have confirmed that all exhibits incorporated by reference were in accordance with Item 10(d) of Regulation S-K. We will continue to comply with Item 10(d) in future filings.

     We acknowledge that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                             Very truly yours,

                         /s/ Donald W. Blair
                             ______________________________
                             Donald W. Blair
                             Vice President and Chief Financial Officer